Adamis Pharmaceuticals Corporation

11683 El Camino Real, Suite 300

San Diego, CA 92103

July 28, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Re:

Adamis Pharmaceuticals Corporation

Registration Statement on Form S-3 (No. 333-273233)

Filed on July 13, 2023

Acceleration Request

Requested Date:

July 31, 2023

Requested Time:

5:30 P.M. Eastern Time

To Whom it May Concern:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Adamis Pharmaceuticals Corporation (the "Company") hereby requests that the effective date of the above referenced registration statement, as amended (the “Registration Statement”), be accelerated to July 31, 2023, at 5:30 p.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Weintraub Tobin Chediak Coleman Grodin, law corporation, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its obligations under the Securities Act of 1933, as amended.

Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Weintraub Tobin, by calling Kevin Kelso at (916) 558-6110.

Very truly yours,

Adamis Pharmaceuticals Corporation

By:

/s/ David J. Marguglio

David J. Marguglio

President